UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-15179

Second Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

In the Matter of

Precidian ETFs Trust

Precidian ETF Trust II

Precidian Funds LLC

301 S State Street, Suite N002

Newtown, PA 18940

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

Please send all communications regarding this Application to:

W. John McGuire

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

john.mcguire@morganlewis.com

Page 1 of 31 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on March 28, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Precidian ETFs Trust Precidian ETF Trust II Precidian Funds LLC Foreside Fund Services, LLC File No. 812-15179	Second Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

I.	SUMMARY OF APPLICATION

In this second amended and restated application, Precidian ETFs Trust, Precidian ETF Trust II, Precidian Funds LLC, and Foreside Fund Services, LLC apply for and request an order (“Order”) from the U.S. Securities and Exchange Commission to amend a portion of the prior order issued to Applicants under section 6(c) of the Act , for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Prior Order”), which permits Funds that are actively managed ETFs to operate without being subject to a daily portfolio transparency condition (“Application”).1

[1]	The Applicants previously submitted an application with the Commission (File No. 812-14405), as amended and restated and filed with the Commission on April 4, 2019 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 33440 dated April 8, 2019 (the “Prior Notice”) and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 33477 dated May 20, 2019. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable to the operation of the Funds and will apply to any Funds relying on the Amended Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application. Pursuant to the Commission’s adoption of Rule 12d1-4 under the Act, the relief granted in the Prior Order under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, expired on January 19, 2022, one year from the effective date of Rule 12d1-4. See Fund of Funds Arrangements, Investment Company Act Release No. 10871 (Oct. 7, 2020).

The Prior Order permits the Trusts to create and operate Funds that are actively managed ETFs.2 However, unlike traditional actively-managed ETFs, Applicants operate Funds that do not disclose their portfolio holdings daily pursuant to the Prior Order. Instead, the Funds allow for efficient trading by providing a VIIV, calculated and disseminated every second throughout the trading day, that permits investors to know the underlying value of a Share throughout the day, while shielding the identity of the Fund’s portfolio and recent trading activity in the Fund’s portfolio to protect the Funds’ performance-seeking strategies from the risks of front-running of portfolio transactions and reverse engineering of the Funds’ strategies to the detriment of the Funds.3 The VIIV is equally available to, and easily usable by, all market participants.

Even though the Funds do not publish their portfolio holdings daily, the VIIV provides authorized participants and other market participants with the value of the ETF’s portfolio on an intraday basis, which, in turn, enables them to identify arbitrage opportunities and to effectively hedge their positions. As a result, Applicants believe that investors are able to purchase and sell Shares in the secondary market at prices that are at or close to their NAV.

[2]	The Prior Order permits (i) Shares to be listed and traded at negotiated prices on an Exchange, at prices set by the market rather than at NAV per Share; (ii) Shares to be redeemable in Creation Units; and (iii) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds, in connection with the purchase and redemption of Creation Units.

[3]	However, as described more fully in the Prior Application, to protect the identity and weighting of its Creation Basket and portfolio securities, the creation and redemption process for each Fund requires that creation and redemption transactions be effected through a confidential brokerage account with an AP Representative, for the benefit of an Authorized Participant. Applicants are seeking to amend the definition of Authorized Participant in this application to mean a registered broker-dealer that is, or its clearing broker is, a member or participant of a clearing agency registered with the Commission, which has a written agreement with a Fund or one of its service providers that allows the authorized participant to place orders for the purchase and redemption of Creation Units, as discussed more fully herein. Applicants also seek to amend the definition of AP Representative to mean a registered broker-dealer that is, or its clearing broker is, a member or participant of a clearing agency registered with the Commission, which is an agent for an Authorized Participant.

Pursuant to the Prior Order, the names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for a Fund are a pro rata slice of the Fund’s portfolio (referred to herein as a “Pro Rata Basket”), except in certain circumstances where cash may be substituted in lieu of securities. The purpose of the Pro Rata Basket is eliminate intraday risk for an Authorized Participant seeking to enter a creation or redemption transaction. The combination of buying or selling the Pro Rata Basket when entering a creation or redemption transaction, as appropriate, ensures that the value of securities in the Pro Rata Basket will be the same as the value of the Creation Unit the Authorize Participant purchases or redeems from the Fund.

Applicants now seek an Order to amend the Prior Order to:

•	Permit a Fund to use Creation Baskets that include instruments that are not included, or that are included with different weightings, in the Fund’s Pro Rata Basket. As discussed below, Applicants believe that the ability to have additional basket flexibility would benefit investors through more efficient portfolio management. Applicants believe that by disclosing the instruments and weightings of any Creation Basket that is not a Pro Rata Basket and being able to compare the performance of that Creation Basket to the VIIV, would permit Authorized Participants to appropriately hedge any intraday risk that might result from the differences between the value of the basket and the Fund NAV.

•	Permit a Fund to engage in short selling, but only in the same types of instruments that a Fund is permitted to hold as long positions in its portfolio. Applicants intend to segregate liquid assets to cover the short sales, either with cash equivalents or other Portfolio Instruments. [4] Such flexibility would allow a Fund to pursue long/short investment strategies similar to those utilized by fully transparent ETFs, although only with respect to the asset types that are currently available for investment by the Funds (each such Fund, a “Long/Short Fund”).

[4]	While the ability to engage in short-selling may result in a Fund being, at least to some extent, leveraged, the Funds will comply with the asset coverage requirements for short sales under Rule 18f-4 under the Act, among other requirements. The Applicants do not intend to use short sales for the purpose of leveraging the Funds. Other than seeking the limited ability to borrow securities to be sold short, Applicants are not seeking the ability to borrow for investment purposes.

•	Expand on the specific circumstances when a Fund can accept or distribute cash in lieu of one or more securities that would otherwise be included in a Pro Rata Basket. Applicants are aware of situations, as described more fully herein, where a Fund may be prohibited from transacting in certain securities (referred to herein as “Restricted Securities”), and rather than accepting or distributing cash in lieu of the entire basket, as permitted under the Prior Order, it would be beneficial and appropriate for a Fund to accept or distribute cash in lieu for those Restricted Securities.

•	Amend the definition of Authorized Participant in the Prior Order to modify the requirement that Authorized Participants must be either (a) a participant in the Continuous Net Settlement System of the National Securities Clearing Corporation or (b) a Depository Trust Company participant. Applicants note that there is no operational need or regulatory benefit for requiring Authorized Participants to be either a Participating Member or a DTC Participant.

No form having been specifically prescribed for this Application, Applicants proceed pursuant to Rule 0-2 under the Act.

II.	APPLICANTS’ PROPOSALS

A.	BASKET FLEXIBILITY IN CREATION AND REDEMPTION PROCESS

1.            Additional Basket Flexibility

Under the Prior Order, other than certain cash substitutions discussed later, the Deposit Instruments or Redemption instruments in a Creation Basket correspond pro rata to the positions in a Fund’s portfolio. Having a Pro Rata Basket was an important element of the Prior Order because Authorized Participants do not know the makeup of a Creation Basket, and in the absence of that information, any deviation between the Creation Basket and the Fund’s portfolio has the potential to increase the Authorized Participants intraday risk when transacting with the Fund.

Nonetheless, there may be circumstances where the Funds determine that it is desirable to use Creation Baskets that differ from a Pro Rata Basket beyond cash substitutions. As such, the Applicants seek to improve the functioning of the Funds by amending the Prior Order to enable a Fund’s use of Creation Baskets that include instruments that are not in the Pro Rata Basket, or are included in the Pro Rata Basket, but in different weightings. In such a case, Applicants propose that any non-Pro Rata Creation Basket be fully and immediately disclosed, and Authorized Participants would then be able to calculate the value of the Creation Basket on a real time basis. Because Authorized Participants would be able to compare the value of the Creation Basket to the value of the Fund, as indicated by the VIIV, each second during the trading day, Authorized Participants would be able to effectively hedge against intraday risk. This is substantially similar to how Authorized Participants hedge their exposure to intraday risk when using “custom baskets” in fully transparent ETFs relying on Rule 6c-11 under the Act. In that case, Authorized Participants are able to calculate the value of the custom basket and compare that to the value of the Fund, which their internal algorithms generate. The only material difference is how the Authorized Participant determines the value of the Fund. Because Authorized Participants would be able to effectively hedge their intraday risk when transacting with the Fund and would not be subject to any materially greater costs when engaging in a creation or redemption transaction, 5 Applicants do not believe that greater basket flexibility would negatively impact the efficiency of the Funds’ arbitrage mechanism.

[5]	As the Commission noted when adopting Rule 6c-11 under the Act, “ETFs without basket flexibility typically are required to include a greater number of individual securities within their basket when transacting in kind, making it more difficult and costly for authorized participants and other market participants to assemble or liquidate baskets. This could result in wider bid-ask spreads and potentially less efficient arbitrage. In such circumstances, these ETFs may be at a competitive disadvantage to ETFs with greater flexibility.” Exchange Traded Funds, SEC Final Rule, Investment Company Act Release No. 33646, at 83 (Sept. 25, 2019) (“Rule 6c-11 Adopting Release”).

The Funds will use the requested additional basket flexibility only in circumstances under which Applicants believe there will be no harm to the Funds or their shareholders, and in order to benefit the Funds and their shareholders by reducing costs, increasing efficiency and improving trading.

A Fund may use a Creation Basket that contains instruments that are not included in a Pro Rata Basket if the Adviser or Sub-Adviser seeks to add an instrument to the Fund’s actual portfolio without incurring transaction costs associated with the purchase of the instrument for cash. For example, if the Adviser or Sub-Adviser decides to add an instrument to a Fund’s actual portfolio and determines that disclosing the new position should not result in front-running or free-riding, the new instrument may be included in a Creation Basket with the expectation that it will be delivered to the Fund in kind during a creation transaction. Similarly, if the Adviser or Sub-Adviser decides to sell an instrument from the actual portfolio and determines that disclosing the position to be reduced should not result in front-running or free-riding,6 the instrument may be included in a Creation Basket with the expectation that the Fund will deliver it in kind during a redemption transaction. In making that determination, the Adviser or Sub-Adviser would consider factors such as the liquidity and trading volume of the securities in the Creation Basket, the extent to which those securities have previously been disclosed by the Fund,7and the number of actual portfolio securities that would be included in the Creation Basket.

[6]	Applicants recognize that when the Fund discloses a non-Pro Rata Basket that it is accepting for creation transactions, there will be a clear implication in the market that the Fund is either buying or holding the securities in that basket. Similarly, if the Fund distributes a non-Pro Rata Basket in redemptions, that also implies that the Fund is selling the securities in the Basket. However, because there will be no certainty about which securities are being purchase or sold by the Fund, there may be situations where the Adviser or Sub-Adviser believe that disclosing such a non-Pro Rata Basket is unlikely to result in any front-running or free-riding that could negatively impact the Fund.

[7]	As with mutual funds, portfolio securities are disclosed, at a minimum, each quarter.

Fundamentally, the act of constructing Creation Baskets for creation and redemption of Shares is a portfolio management function. In determining the Deposit Instruments, a Fund’s portfolio management team decides which assets to “purchase” for the portfolio. Similarly, the portfolio management team decides which assets to “sell” when it determines the Redemption Instruments. Enabling the Adviser or Sub-Adviser to use Creation Baskets that differ from a Pro Rata Basket when it is in the Funds’ best interest to do so is anticipated to improve operational efficiency and potentially reduce costs. 8

[8]	When adopting Rule 6c-11, the Commission stated that “actively managed ETFs will, in certain instances, be able to use the increased basket flexibility to acquire or dispose of securities by adjusting the composition of the creation or redemption basket rather than by directly purchasing or selling the securities. In these instances, actively managed funds will be able to reduce certain transaction costs, such as those associated with bid-ask spreads.” Rule 6c-11 Adopting Release, supra note 5, at 176.

2.            Revised Purchase and Redemption Procedures for Fund Shares

Applicants expect that under most circumstances, a Fund will issue and redeem Creation Baskets that are each a Pro Rata Basket. However, as stated above, Applicants seek the ability to issue and redeem Creation Baskets that differ from the Pro Rata Basket.9 If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other a Balancing Amount. Consistent with the Prior Order, all creation and redemption transactions between an Authorized Participant and a Fund will be made using an AP Representative.

As permitted under the Prior Order, a Fund that normally issues and redeems Creation Units in kind may require purchases and redemptions to be made entirely on a cash basis. In such an instance, the Fund will announce, before the open of trading on a given Business Day, that all purchases, all redemptions, or all purchases and redemptions on that day will be made wholly in cash. A Fund may also determine, upon receiving a purchase or redemption order from an AP, to have the purchase or redemption, as applicable, be made entirely in cash.10 However, unlike the Prior Order, the requested Order would permit a Creation Basket that is not a Pro Rata Basket and may include significant amounts of cash in lieu of securities. 11

[9]	Deposit Instruments and Redemption Instruments may include cash and/or securities.

[10]	In addition, a Fund may permit an Authorized Participant to deposit or receive, as applicable, cash in lieu of some or all of the instruments in the Creation Basket because such instruments are not eligible for trading by the Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Applicants are also seeking to permit a Fund to accept or distribute cash in lieu of one or more securities are not eligible for trading by the Fund, the Fund’s Adviser, or the Fund’s Sub-Adviser.

[11]	In determining whether a Fund will issue or redeem Creation Units entirely or partly on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For example, in light of anticipated purchases of different portfolio instruments, the Adviser may wish to receive additional cash as part of a Creation Basket or may wish to receive all cash instead of a Creation Basket. Purchases of Creation Units either entirely or partly in cash or in kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling Portfolio Instruments, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant use of in-kind redemptions.

Each Fund will adopt and implement written policies and procedures regarding the construction of its Creation Baskets in accordance with Rule 6c-11 under the Act.12 Consistent with Rule 6c-11, if a Fund utilizes a Creation Basket that is not a Pro Rata Basket, these policies and procedures will also set forth detailed parameters for the construction and acceptance of baskets in compliance with the terms and conditions of the Order and that are in the best interests of the Fund and its shareholders, including the process for any revisions to or deviations from those parameters, as well as specify the titles or roles of the employees of the Fund’s Adviser who are required to review each Creation Basket that is not a Pro Rata Basket for compliance with those parameters. Unlike ETFs relying on Rule 6c-11, a Fund would not negotiate Creation Basket that is not a Pro Rata Basket. Any Creation Basket that is not a Pro Rata Basket would be determined by the Fund’s Adviser or Sub-Adviser. Consequently, many of the concerns raised by custom baskets under Rule 6c-11 would not apply.

Furthermore, pursuant to amended condition 6 herein, each Fund will comply with the recordkeeping requirements of Rule 6c-11.13 In addition, pursuant to condition 10 herein, each Fund will immediately disclose, on the Fund’s website, the Deposit Instruments or Redemption Instruments, and weightings thereof, of any Creation Basket that is not a Pro Rata Basket that the Fund would accept or deliver on any given day, and will maintain and preserve a copy of each such Creation Basket made available.

[12]	See Rule 6c-11(c)(3). For purposes of the requirement to comply with the policies and procedures provision in Rule 6c-11, only Creation Baskets different from a Fund’s Pro Rata Basket will be treated as a “custom basket” under rule 6c-11(c)(3).

[13]	See Rule 6c-11(d)(2)(ii). For purposes of the requirement to comply with the recordkeeping provision in Rule 6c-11, only Creation Baskets different from a Fund’s Pro Rata Basket will be treated as a “custom basket” under Rule 6c-11(d)(2)(ii).

3.            The Use Of Basket Flexibility Raises No New Policy Concerns

a.            Protection from Reverse Engineering

Applicants believe that the ability to utilize a Creation Basket that includes securities that are not included in a Fund’s Pro Rata Basket, or are included in different weightings, does not raise concerns about reverse engineering of the Fund’s portfolio beyond those addressed in the Prior Application. The purpose of the ActiveShares® ETF structure is to facilitate the operation of Funds that limit susceptibility of their strategies to practices like “front running” Fund trades and “free riding” of their investment strategies. Failure at that purpose could lead to the failure of a Fund with potential reputational damage to an Adviser. Thus, Applicants note that they will operate the Funds in a manner designed to minimize the risk of reverse engineering.

By using a Creation Basket that includes instruments that are not included in a Fund’s Pro Rata Basket, or are included in different percentages, and by publishing such Creation Basket on its website,14 the Fund would provide market participants with additional information that may suggest which instruments the Fund is adding or removing from the actual portfolio. However, the Fund will not disclose to Authorized Participants or other market participants any information about the overlap between the instruments in any Creation Basket different from the Fund’s Pro Rata Basket (a non-pro rata basket), on the one hand, and the securities in the Fund’s actual portfolio, on the other hand. In addition, Applicants will not use such additional basket flexibility in situations where such publication may provide sufficiently useful information to either predict the Fund’s current positions or pending or upcoming trades so as to front-run them or to ascertain the Fund’s current actual portfolio as to free-ride on the Adviser’s investment decisions. The Adviser or Sub-Adviser will use the additional basket flexibility only after the Adviser or Sub-Adviser has concluded that the risks of front-running and free-riding are not present with respect to a particular security included in the Creation Basket that is not included in the Pro Rata Basket or included with a different weighting.

[14]	See condition 2, infra.

Applicants believe that it is highly unlikely that potential adversaries and other observers without inside information about the Adviser’s portfolio management would be able to reverse engineer a Fund’s portfolio by utilizing information imparted when a Creation Basket deviates from a Fund’s Pro Rata Basket.15 Such information, while additive to the total mix of Fund information available to market participants, is insufficient to reverse engineer the Fund’s actual portfolio with any regularity or with the level of accuracy that would be necessary to front-run the Fund’s trades or free-ride on the Adviser’s portfolio decisions.16 Applicants acknowledge that they cannot completely dismiss the possibility that market participants may infer some information about a Fund’s portfolio holdings and attempt to front-run or free-ride accordingly. However, Applicants will operate the Funds in a manner designed to minimize the risk of reverse engineering and, for the reasons set forth above, believe successful front-running or free-riding is highly unlikely where Creation Baskets deviate from the Pro Rata Basket.

[15]	Because the ActiveShares® ETF structure uses the VIIV to fill any material information void that may be created by not disclosing a Fund’s actual portfolio, market participants are unaware of both what is in the Pro Rata Basket and in a Fund’s actual portfolio.

[16]	The Commission noted that the Funds proposed to be offered pursuant to such relief would have the ability to minimize the risk of reverse engineering and would “have a significant incentive to minimize this risk, considering that the purpose of their proposed arbitrage mechanism is to facilitate the operation of Funds that limit the Funds’ susceptibility to predatory trading practices, like ‘front running’ and ‘free riding’.” See Prior Notice, supra note 1.

b.            Protection from Self-Dealing or Overreaching

Applicants believe that Authorized Participants and other market participants will not have the ability to disadvantage a Fund by manipulating or influencing the composition of Creation Baskets, including those that differ from the Pro Rata Basket. Like the basket and custom basket policies and procedures required of ETFs by Rule 6c-11, the Funds will adopt and implement written policies and procedures that govern the construction of Creation Baskets and the process that will be used for the acceptance of Creation Baskets to safeguard the best interests of the Funds and their shareholders.17

c.            Protections for Confidential Information

Because the Funds will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs. Accordingly, the Funds and each person acting on behalf of a Fund will comply with and, as stated in the Prior Order, agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exceptions provided in Rule 100(b)(2)(iii) therein will not apply).

[17]	Rule 6c-11 Adopting Release, supra note 5, at pp. 80-91 (discussion of Rule 6c-11 requirement for ETF policies and procedures concerning basket construction and acceptance and heightened policies and procedures for custom baskets).

In addition, the Funds’ actual portfolios will be considered material, non-public information under the codes of ethics of the Funds, Adviser, Distributor and any Sub-Adviser and the agreements related to the Funds’ other service providers with, or any other party given, access to the actual portfolio, including the AP Representatives, custodian, administrator and fund accountant, will include appropriate confidentiality provisions and be generally prohibited from trading based upon this information.

The new Creation Basket flexibility being sought by the Applicants does not raise any new concerns about selective disclosure of non-public material information. First, a Fund’s use of, or conversations with Authorized Participants about, Creation Baskets that would result in such disclosure would effectively be limited by the Funds’ obligation to comply with Regulation Fair Disclosure. Second, as noted above, each Business Day, before the open of trading on the Exchange where a Fund is listed, the Fund will publish on its website the composition of any basket that will be accepted by the Fund that Business Day that differs from such Business Day’s Pro Rata Basket other than with respect to cash.

4.            Comparability of Relief Sought to Prior Relief Granted

By adopting Rule 6c-11 under the Act, the Commission permitted ETFs to utilize “custom baskets.” As described above, the use of custom baskets pursuant to Rule 6c-11 is subject to certain additional requirements, such as requirements relating to recordkeeping and the adoption of more detailed written basket policies and procedures governing the construction, and process to be used for the acceptance of, custom baskets.18 In the adopting release, the Commission stated that the use of custom baskets “will provide ETFs with additional basket flexibility, which . . . could benefit investors through more efficient arbitrage and narrower bid-ask spreads.”19 The same policy considerations underlying the ability for ETFs to utilize custom baskets in Rule 6c-11 apply to the relief requested herein for additional basket flexibility, which should have a positive impact on the effectiveness of the arbitrage mechanism and result in narrower bid-ask spreads.

[18]	See Rule 6c-11 Adopting Release, supra note 5, at 86-89; see also Rule 6c-11(c)(3).

[19]	Rule 6c-11 Adopting Release, supra note 5, at 16. See, e.g., Fidelity Beach Street Trust, et al., Investment Company Act Release Nos. 34326 (July 9, 2021) (notice) and 34350 (August 5, 2021) (order), where the Commission granted substantially identical relief to ETFs that cannot rely on Rule 6c-11 because they, like the Funds, do not disclose their portfolio each day.

B.            LONG/SHORT FUNDS

1.            Fund Operations

The Long/Short Funds will operate in the same manner as the Funds, with one exception, because short positions cannot be transferred in kind, cash will replace the net value of short positions in the Creation Basket.20 As previously approved by the Commission, a Long/Short Funds will provide a VIIV and, with the exception of Creations Baskets that differ from the Fund’s Pro Rata Basket, as described above, will not publicly disclose its portfolio holdings. Further, a Long/Short Fund will only hold short positions in the same types of instruments that a Fund is permitted to hold as long positions in its portfolio.21 To execute a short-sale, the Long/Short Fund would borrow a security and sell it on the open market, 22 while maintaining the asset coverage requirements for short sales under Rule 18f-4 under the Act. At a future date, the Fund would purchase the same security in the market and close out the loan.23 The Applicants do not intend to use short sales for the purpose of leveraging the Long/Short Funds, and the collateral used to cover the short positions will be held in cash and cash equivalents. The net investment exposure of each Long/Short Fund will equal its net assets.

[20]	This would be equally true whether the Creation Basket is a Pro Rata Basket or not.

[21]	In the Prior Application, Applicants stated that each Fund would invest only in “ETFs, Exchange-traded notes, Exchange listed common stocks, Exchange-traded preferred stocks, Exchange-traded ADRs, Exchange-traded real estate investment trusts, Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts and exchange-traded futures that trade contemporaneously with the ETF shares, as well as cash and cash equivalents.”

[22]	Long/Short Funds could also invest in short position through a swap transaction, if the Adviser or Sub-Adviser determines that it would be more efficient to do so.

[23]	Other than seeking to be able to borrow securities for the purpose of entering into a short-sale, Applicants are not seeking to amend the Prior Order to permit borrowing for investment purposes.

The VIIV will be calculated in the same manner for a Long/Short Fund. Pursuant to the Prior Order, the calculation of the VIIV has three key elements: all portfolio securities, whether a long or short position, will be valued throughout the trading day at the mid-point between the current national best bid and national best offer; the VIIV will be calculated to the nearest penny, permitting market participants to readily compare the VIIV to the current market price of a Fund’s Shares; and the Listing Exchange will disseminate the VIIV in one second intervals throughout the trading day. In the specific case of a short position, the market price of a short position is the price at which the security was sold short, less the mid-point between the current national best bid and national best offer for that security throughout the trading day, e.g. the cost of purchasing the security to close out the short position.24

[24]	As with all assets held in a Fund, entering into a short position or closing out a short position will be reflected in the NAV on the day following such transaction.

2.            The Use of Short Positions Raises No New Policy Concerns

Applicants do not believe that the use of short positions related to the portfolio instruments held by a Fund will give rise to any new policy concerns. Most significantly, the VIIV will continue to serve as an effective alternative to full portfolio transparency for any Long/Short Funds. The inclusion of short positions as described above will not change the ability of arbitrageurs and market participants to recognize, value, and execute on arbitrage opportunities. The inclusion of short positions in the portfolio instruments held by a Fund also will not disrupt the correlation between the VIIV and the actual portfolio. Applicants believe that the pricing of short positions in the portfolio instruments held by a Fund should be as readily ascertainable as the pricing of long positions in those same instruments for purposes of calculating the VIIV because the pricing of the short positions will reflect the liquidity and pricing transparency of the related instruments. As a result, Applicants expect that market makers will, through the disclosure of the VIIV each second throughout the trading day, understand the value and risk of the actual portfolio such that they can make efficient markets in the Shares. Further, because short positions will be limited to the same types of instruments that a Fund is permitted to hold as long positions in its portfolio, and will not be used for leveraging the Fund, Applicants do not believe the inclusion of short positions in a Fund’s portfolio will materially impact how a Fund operates during periods of market stress.

All of the other terms and conditions of the Prior Order not specifically modified herein will continue to apply to Long/Short Funds and will provide appropriate protections for shareholders, as previously described to the Commission in the Prior Application.

3.            Comparability of Relief Sought to Prior Relief Granted

The Commission previously granted the Prior Order to permit the operations of the Funds.  As discussed above, Applicants do not believe that the ability for the Funds to hold short positions under the circumstances described above alters the rationale for the requested relief, and the same terms and conditions, except as specifically modified herein, will apply to the requested relief.  In addition, Applicants note that many ETFs have used short position for over a decade and that in 2019 the Commission adopted Rule 6c-11 under the Act which permits ETFs that track long/short indexes or that use short positions as part of active management strategies.  Accordingly, Applicants believe that the use of short positions by ETFs is well precedented.

C.            CASH IN LIEU OF RESTRICTED SECURITIES

1.            Greater Flexibility in Substituting Cash

Applicants believe that there are times when a Fund, because of Fund level restrictions or sponsor level restrictions, which are discussed in more detail below, will not be able to accept or redeem certain securities in-kind, and the Fund would be required to transact in cash in lieu of securities. Currently, under the terms of the Prior Order, if a Fund was not permitted to transact in a security, the Fund would be forced, on any day a Fund is holding a security subject to a Fund level or sponsor level restriction, to require all purchases and redemptions be made entirely in cash. Consequently, Applicants seek to amend the Prior Order to provide greater flexibility on when a Fund, when using a Pro Rata Basket as contemplated in the Prior Order, can substitute cash in lieu of one or more securities.

2.            Fund Level and Sponsor Level Restrictions

A Fund may find that it is not permitted to transact in a security for numerous reasons.25 The most common are referred to herein as “Fund Level Restrictions,” which can include limits imposed by the Act or limits imposed by fundamental or non-fundamental investment policies, where due to market movement, a Fund may not acquire additional shares of a specific security. One example of this would be where a Fund that is a “diversified company,” pursuant to Section 5(b)(1) of the Act, cannot acquire additional shares of a security because, at least in part as a result of the acquisition, the Fund would no longer meet the definition of “diversified company.” A Fund may also be restricted from transacting in a security because of restrictions on the Fund’s Adviser or Sub-Adviser, which are referred to herein as “Sponsor Level Restrictions.” Examples of such Sponsor Level Restrictions could be the result of the investment adviser, or an affiliate of the investment adviser, having material non-public information about a security that would restrict the adviser and the Fund from transacting in the security pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 or a legal restrictions on investments in certain industries that apply to the investment adviser and its affiliates, including a Fund.26

Historically, Fund Level and Sponsor Level Restrictions have not been a significant issue for most ETFs, at least in part because prior to the adoption of Rule 6c-11, the vast majority of ETFs were index based ETFs that have been permitted to use sampled, rather than pro rata, baskets.27 Further, a number of actively managed ETFs relied on exemptive orders that permitted ETFs to substitute cash in lieu of some or all of the requisite securities in a Creation Basket when doing so would be in the best interest of the ETF.28 Applicants believe that the recent growth in actively managed ETFs is due in part to the additional flexibility away from pure pro rata Creation Baskets, which for transparent ETFs have effectively eliminated an concerns related to Fund Level and Sponsor Level Restrictions.

[25]	These same restrictions prevent a Fund from transacting in these restricted securities generally, whether through a creation or redemption, or through a normal portfolio transaction on the open market.

[26]	See, e.g., Section 203(a)(2) of the Federal Power Act, 16 U.S.C. § 824b(a)(2).

[27]	“Actively managed ETFs and non–1940 Act ETFs represented only 4.1 percent of ETF net assets at year-end 2019.” 2020 Investment Company Fact Book, Investment Company Institute (2020).

[28]	See, e.g., Grail Partners LLC, et al., Investment Company Act Release Nos. 28571 (December 23, 2008) (notice) and 28604 (January 16, 2009) (order); U.S. One, Inc., et al., Investment Company Act Release Nos. 29128 (February 2, 2010) (notice) and 29164 (March 1, 2010) (order).

3.            Additional Exception to Pro Rata Baskets

Applicants seek to expand the limited exceptions to the Pro Rata Basket requirement in the Prior Order to include the following: Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind . . . if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because such instruments are not eligible for trading by the Fund, its Adviser, or Sub-Adviser. This limited exception to the Pro Rata Basket requirement, like the other cash-in-lieu exceptions in the Prior Order, would not be considered a Creation Basket that differs from the Pro Rata Basket, as discussed in Section II. A. above, and would not require disclosure of the Creation Basket. Nonetheless, Applicants will adopt policies and procedures regarding the composition of each Creation Basket exchanged with an Authorized Participant.29

D.            DEFINITION OF AUTHORIZED PARTICIPANT

1.            Change of Definition

Applicants would like to revise the definition of Authorized Participant in the Prior Order so that, Authorized Participant means a registered broker-dealer that is, or its clearing broker is, a member or participant of a clearing agency registered with the Commission, which has a written agreement with a Fund or one of its service providers that allows the Authorized Participant to place orders for the purchase and redemption of Creation Units.

[29]	See condition 10 herein. See also, Prior Application, supra note 1, at footnote. 35. Pursuant to those procedures, each Fund will maintain information regarding each Creation Basket exchanged with an Authorized Participant.

In the Prior Order, Applicants sought to define an Authorized Participant in a way that was most consistent with industry norms. To that end, the Prior Application defined an Authorized Participant as a broker-dealer that is either a Participating Party or a DTC Participant, which in either case has executed a Participant Agreement with the Distributor, with respect to creations and redemptions of Creation Units. Applicants used this definition because it was a definition that was regularly used in applications for traditional fully transparent ETFs’ exemptive relief.30 Applicants also note that the Commission adopted a similar definition of authorized participant in Rule 6c-11 under the Act.31 Applicants believe that this definition has been used because, historically, transactions between ETFs and Authorized Participants were primarily in-kind transactions, and an Authorized Participant typically wanted direct access to the institutional clearing systems used to settle ETF share transactions in the primary market.

However, for a Fund, each Authorized Participant cannot transact directly with the Fund, but instead must transact through an AP Representative, which is a broker-dealer that has access to the institutional clearing systems. Furthermore, an Authorized Participant for a Fund would not have an operational need to be a member or participant of a clearing agency to the extent it has a clearing broker that is a member or participant of a clearing agency. Further, Applicants are unaware of any public policy reason, why Authorized Participants should be limited to members or participants of a clearing agency. In the adopting release for Rule 6c-11, the Commission expressed no policy reason for the definition of Authorized Participant in that rule, but instead simply expressed a belief that it was “largely consistent with” the exemptive relief that the Commission had issued prior to adoption of the Rule.32 Applicants believe the definition was primarily descriptive, given that there was no policy reason articulated by the Commission.

[30]	See, e.g., AQR Trust, et al., Investment Company Act Release Nos. 33342 (December 21, 2018)(notice) and 33347 (January 28, 2019)(order); Charles Schwab Investment Management, Inc., et al., Investment Company Act Release Nos. 28933 (September 28, 2009)(notice) and 26006 (October 23, 2009)(order).

[31]	Rule 6c-11(a)(1) defines “authorized participant” as a member or participant of a clearing agency registered with the Commission, which has a written agreement with the ETF or one of its service providers that allows the authorized participant to place orders for the purchase and redemption of creation units. In the adopting release for Rule 6c-11, the Commission noted that the definition they adopted “remained largely consistent” with the exemptive relief granted to ETFs. Rule 6c-11 Adopting Release, supra note 5, at 52.

[32]	Applicants also note that the Commission specifically stated in the adopting release to Rule 6c-11 that the rule was “generally intended to codify existing relief for ETFs” and other exemptions “may be considered within our regular exemptive applicants process.” Rule 6c-11 Adopting Release, supra note 5, at p. 46.

2.            Impact of Broadening the Definition of Authorized Participant

Changing the definition of Authorized Participant would allow non-clearing broker-dealers, including market makers, to serve as Authorized Participants. This will have the effect of increasing the number of eligible Authorized Participants. Applicants believe that increasing the number of eligible Authorized Participants would likely result in more broker-dealers seeking to become Authorized Participants. While the number of Authorized Participants is not the primary driver of trading volume, Applicants believe that removing barriers that could allow for a more diverse group of active Authorized Participants could increase competition and help support increased trading volumes, which in turn would ultimately help narrow bid/ask spreads for investors. As the Commission has specifically acknowledged in its adoption of Rule 6c-11 and in the Prior Order, the arbitrage mechanism is a critical element of the functioning and success of all ETFs and the success of the Funds would only stand to be improved by increasing the number of market participants willing to create or redeem shares.33

[33]	A number of commenters on the proposal of Rule 6c-11 noted that “increasing the entities eligible to transact with an ETF could further help facilitate the arbitrage mechanism, reduce concentration risk, and lower transaction costs.” Rule 6c-11 Adopting Release, supra note 5, at p. 45.

At the same time, Applicants do not believe that changing the definition would have any negative impact on the Funds or their shareholders. To the extent there is some benefit of an Authorized Participant being a member or participant of a clearing agency, under Applicants’ proposal, either the Authorized Participant or its clearing broker will be such a member or participant. Similarly, although not specifically defined as such in the Prior Application, Applicants agree that each AP Representative, or its clearing broker, will also be a member or participant of a clearing agency. Further, regardless of whether an Authorized Participant is or is not a clearing broker, clearance and settlement of creations units will operate in the same way as under the Prior Order. There will always be a member or participant of a clearing agency effecting the transaction, it will just not always be the Authorized Participant. In the specific case of the Funds, as stated above and explained in the Prior Application, each Authorized Participant is restricted from transacting directly with a Fund, and instead must use an AP Representative that is responsible for the clearance and settlement of all purchases and redemptions of creation units, as well as clearance and settlement of Deposit Instruments and the Redemption Instruments. This includes both the in-kind portion and cash portion of any Creation Basket. So, as with most purchases and creations involving traditional fully transparent ETFs that primarily hold equity securities, if the AP Representative is settling Shares through the CNS System, the in-kind securities and cash that make up the Creation Basket will also settle through the CNS System. If the AP Representative is settling the Shares through DTC, the in-kind portion of the creation basket will settle through DTC and the cash portion of the creation basket will settle via Fedwire. In short, for Funds, the clearing and settlement of the Creation Basket and the Shares will not change if the Commission expands the definition of Authorized Participants to include broker-dealers that are not themselves, Participating Members or DTC Participants.

III.	REQUEST FOR RELIEF

Applicants are seeking to amend the terms and conditions of the Prior Oder in order to:

•	permit a Fund to use non pro rata, fully transparent, Creation Baskets,

•	permit a Fund to invest in short positions,

•	expand the exceptions that permit a Fund to substitute cash in lieu of securities, and

•	revise the definition of Authorized Participant

subject to the terms and conditions herein. For the reasons stated in the Prior Order and herein, Applicants believe that:

•	With respect to the relief pursuant to section 6(c), the relief continues to be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and
•	With respect to the relief pursuant to section 17(b), the proposed transactions continue to be reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

     Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission grant an Order amending the Prior Order.

IV.	CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order, except condition 2 and condition 6 which are replaced with new conditions 2 and 6 below, as well as new condition 10:

2.	The website for the Trust, which will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior business day’s NAV and market closing price or Bid/Ask Price of the Shares, a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs registered under the Act. The website will also disclose the median bid-ask spread for each Fund’s most recent fiscal year based on the National Best Bid and Offer at the time of calculation of NAV (or such other spread measurement as may be required for other ETFs registered under the Act). On each applicable Business Day, before the commencement of trading of Shares, each Fund will publish on its website any Creation Baskets different from the Fund’s Pro Rata Basket for that day, other than Creation Baskets with cash in lieu of specfic securities.

6.	Each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place,

(a) all written agreements (or copies thereof) between (i) the Fund and each AP Representative related to the AP Representative’s role as such and (ii) an Authorized Participant and the Fund or one of its service providers that allows the Authorized Participant to place orders for the purchase or redemption of Creation Units;

(b) for each Creation Basket exchanged with an Authorized Participant through an AP Representative, records setting forth: (i) the ticker symbol, CUSIP or other identifier, description of holding, quantity of each holding, and percentage weight of each holding composing the Creation Basket exchanged for Creation Units; (ii) if applicable, identification of the Creation Basket as a Creation Basked different from the Fund’s Pro Rata Basket and a record stating that such Creation Basket complies with policies and procedures that the Fund adopted pursuant to Condition 10 below; (iii) Balancing Amount (if any); and (iv) the Identity of the Authorized Participant transacting with the Fund.

10.	Each Fund will adopt and implement written policies and procedures that govern the construction of Creation Baskets, as required under Rule 6c-11(c)(3) under the Act, as amended, except that for purposes of this condition, only Creation Baskets different from the Fund’s Pro Rata Basket will be treated as a “custom basket.” The Fund’s basket policies and procedures will be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the Act, as amended.

V.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

VI.	AUTHORIZATIONS AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Mark Criscitello, Chairman of the Precidian ETFs Trust, is authorized to sign on behalf of Precidian ETFs Trust pursuant to his authority as Chairman of the Trust. Daniel J. McCabe, Sole Initial Trustee of the Precidian ETF Trust II, is authorized to sign on behalf of Precidian ETF Trust II pursuant to his authority as sole Trustee of the Trust.

Mark Criscitello, a Principal of Precidian Investments LLC, the sole member of the Adviser, is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as a Principal of Precidian Investments LLC. Mark Fairbanks, Vice President of the Distributor is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in him as Vice President.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Precidian ETFs Trust		Precidian ETF Trust II

By:	/s/ Mark Criscitello	By:	/s/ Daniel J. McCabe
Name:	Mark Criscitello	Name:	Daniel J. McCabe
Title:	Chairman	Title:	Sole Trustee

Precidian Funds LLC		Foreside Fund Services, LLC

By:	Precidian Investments LLC	By:	/s/ Mark Fairbanks
Title:	Sole Member	Name:	Mark Fairbanks
		Title:	Vice President

By:	/s/ Mark Criscitello
Name:	Mark Criscitello
Title:	Principal

 Verification Rule 0-2(d)

VERIFICATION

PRECIDIAN ETFS TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian ETFs Trust, that he is the Chairman of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian ETFs Trust

By:	/s/ Mark Criscitello
Name:	Mark Criscitello
Title:	Chairman

Dated:	March 28, 2022

VERIFICATION

PRECIDIAN ETF TRUST II

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian ETF Trust II, that he is the Sole Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian ETF Trust II

By:	/s/ Daniel J. McCabe
Name:	Daniel J. McCabe
Title:	Sole Initial Trustee

Dated:	March 28, 2022

VERIFICATION

PRECIDIAN FUNDS LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian Funds LLC, that he is a Principal of Precidian Investments LLC, the sole member thereof, and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian Funds LLC
By:	Precidian Investments LLC
Sole Member

By:	/s/ Mark Criscitello
Name:	Mark Criscitello
Title:	Principal
Dated:	March 28, 2022

VERIFICATION

FORESIDE FUND SERVICES, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Foreside Fund Services, LLC, that he is Vice President of Foreside Fund Services, LLC and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Name:	Mark Fairbanks
Title:	Vice President
Dated:	March 28, 2022

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